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June 10, 2022

VIA EDGAR TRANSMISSION

Brian Fetterolf

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Avista Public Acquisition Corp. II Registration Statement on Form S-4 Filed April 28, 2022 File No. 333-264525

Dear Mr. Fetterolf:

On behalf of our client, Avista Public Acquisition Corp. II, (“APAC”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 27, 2022. In addition to addressing the comments raised by the Staff in the Comment Letter, APAC has revised the Form S-4 to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form S-4. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Form S-4.

Registration Statement on Form S-4 filed April 28, 2022

Cover Page

1.	Comment: We note your disclosure describing how you will calculate the total number of shares of New OmniAb Common Stock to be received by OmniAb’s stockholders. Please amend your disclosure to provide an estimate of this total number of shares, the Base Exchange Ratio, and the Earnout Exchange Ratio. Alternatively, tell us why you are unable to do so.

Response: APAC respectfully acknowledges the Staff’s comment and notes that the total number of shares of New OmniAb Common Stock to be received by OmniAb’s (Ligand’s) stockholders in the Business Combination, the Base Exchange Ratio and the Earnout Exchange Ratio cannot be calculated without knowing (i) the number of OmniAb Equity Awards (OmniAb Options, OmniAb RSUs and OmniAb PSUs) outstanding immediately following the consummation of the Distribution, including the exercise prices of the OmniAb Options that will be outstanding, and (ii) the number of shares of Ligand Common Stock outstanding as of the Record Date for the Distribution. The calculation of the number and exercise prices of the OmniAb Equity Awards will be based on the relative trading values of the Ligand Common Stock in the “regular way” and “ex-distribution” markets during the five-trading-day period prior to Closing of the Business Combination. As such, the total number of shares of New OmniAb Common Stock to be received by OmniAb’s (Ligand’s) stockholders and the Base Exchange Ratio and Earnout Exchange Ratio are not determinable until the Closing. However, APAC has revised the disclosure on pages 25, 27, 50 and 52 of the Form S-4 to provide an illustrative example of these calculations based on data as of around the time of the initial transaction announcement. APAC further advises the Staff that it will update this illustrative example with data as of a more recent practicable date in a pre-effective amendment to the Form S-4.

Securities and Exchange Commission June 10, 2022 Page 2

Q: Is the completion of the Merger subject to any conditions?, page 18

2.	Comment: We note your disclosure that “[a]ny party of the Merger Agreement may . . . waive any of the terms or conditions of the Merger Agreement by an agreement in writing executed in the same manner as the Merger Agreement.” Please address here whether the receipt of the tax opinions may be waived and discuss any material consequences of such waivers. Further, to the extent that a material condition (including but not limited to the tax opinions) is waived or changed, please tell us how the parties intend to communicate such waiver or change to shareholders. Please make conforming changes in appropriate places throughout the filing, including highlighting such risk in your risk factor on page 109 titled “The exercise of APAC’s directors’ and executive officers’ discretion in agreeing to changes or waivers . . . .”

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 19 of the Form S-4 to discuss the potential waiver of the conditions of the Merger Agreement, including the conditions related to the tax opinions, and to clarify which parties may waive the specified closing conditions.

APAC respectfully acknowledges the Staff’s comment with respect to the risk factor on pages 127–128 and advises the Staff that APAC does not believe it is necessary to revise this risk factor because the risk related to potential conflicts of interest of APAC’s directors and executive officers is not greater with respect to waivers of APAC’s closing conditions (including a waiver of receipt of a tax opinion) than other changes to the terms of Business Combination (all of which are described in the risk factor). Additionally, as discussed below and described in the risk factor, any waiver of rights, including the delivery of a tax opinion to APAC, that results in a material impact will be communicated to the APAC shareholders and Ligand stockholders.

To the extent that any modifications by the parties, including any waivers of any closing conditions, materially change the terms of the Business Combination, APAC advises the Staff that APAC and Ligand will notify their respective stockholders in a manner reasonably calculated to inform them about the modifications as may be required by law, by publishing a press release, filing a current report on Form 8-K and/or amending and/or circulating a supplement to the proxy statement/prospectus/information statement. Disclosures to the foregoing effect have been added to the Form S-4. As of the date hereof, APAC does not believe there will be any changes or waivers that APAC’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained.

Q: How does the Sponsor intend to vote its shares?, page 33

3.	Comment: We note your disclosure that “[t]he Sponsor and APAC’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination,” and the purpose of such purchases, among other things, would be to vote such shares in favor of the business combination. With respect to these transactions, please address the following issues:

•	Disclose that the SPAC sponsor or its affiliates will purchase the SPAC securities at a price no higher than the price offered through the SPAC redemption process.

Securities and Exchange Commission June 10, 2022 Page 3

•	Disclose that any SPAC securities purchased by the SPAC sponsor or its affiliates would not be voted in favor of approving the business combination transaction.

•	Disclose that the SPAC sponsor and its affiliates do not possess any redemption rights with respect to the SPAC securities or, if they possess redemption rights, they waive such rights.

•	Confirm that you will disclose in a Form 8-K, prior to the security holder meeting to approve the business combination transaction, the following: (1) the amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price; (2) the purpose of the purchases by the SPAC sponsor or its affiliates; (3) the impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved; (3) the identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders (e.g., 5% security holders) who sold to the SPAC sponsor or its affiliates; and (4) the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer. For guidance, see Tender Offers and Schedules CDI Question 166.01, available on our public website. Make conforming changes throughout your filing, including to your risk factor on page 114.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 37–38 of the Form S-4.

APAC further confirms to the Staff that if any of Sponsor or APAC’s directors, officers, advisors or their respective affiliates purchase shares or warrants in privately negotiated transactions or in the open market prior to the completion of the Business Combination, it will disclose in a Form 8-K, prior to the extraordinary general meeting to approve the business combination, (1) the amount of SPAC securities purchased outside of the redemption offer by the SPAC sponsor or its affiliates, along with the purchase price, (2) the purpose of the purchases by the SPAC sponsor or its affiliates, (3) the impact, if any, of the purchases by the SPAC sponsor or its affiliates on the likelihood that the business combination transaction will be approved; (4) the identities of SPAC security holders who sold to the SPAC sponsor or its affiliates (if not purchased on the open market) or the nature of SPAC security holders who sold to the SPAC sponsor or its affiliates and (5) the number of SPAC securities for which the SPAC has received redemption requests pursuant to its redemption offer. Disclosure to the foregoing effect has been added to the Form S-4.

Ownership of APAC following Business Combination, page 44

4.	Comment: We note your disclosure addressing the potential impact of redemptions on non-redeeming shareholders, and the sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Here and/or as applicable throughout the filing, please:

•	Disclose the potential impact on the per share value of the shares owned by non- redeeming shareholders by including a sensitivity analysis for the range of redemption scenarios presented here.

•	In addition to your disclosure in footnote (8) highlighting the impact of the sponsor exercising its warrants, please disclose such dilution source in a new chart at each of the redemption levels disclosed here, and include the impact of each additional significant source of dilution. In particular, quantify the equity stake dilution which may occur from the adoption of the new incentive plan and employee stock purchase plan, as well as the exercise of the options, RSUs and PSUs, and any convertible securities, including warrants retained by redeeming shareholders.

•	Revise your disclosure here to clarify whether the anticipated ownership percentages include the sponsor earnout shares in addition to the OmniAb earnout shares.

Securities and Exchange Commission June 10, 2022 Page 4

•	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks to non-redeeming shareholders.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25–28, 50–53, and 160–163 of the Form S-4 to add the disclosures requested by your comment.

Unaudited Pro Forma Condensed Combined Financial Information of APAC and OmniAb, page 60

5.	Comment: Please tell us your consideration of providing a column within your pro forma financials to reflect ‘Autonomous Entity Adjustments’ pursuant to Rules 11-01(a)(7) and 11- 02(a)(6)(ii) of Regulation S-X.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 74-77 of the Form S-4 to add a column within the pro forma financials to reflect ‘Autonomous Entity Adjustments’ pursuant to Rules 11-01(a)(7) and 11-02(a)(6)(ii) of Regulation S-X.

Risk Factors, page 70

6.	Comment: Please include a risk factor discussing the risks associated with the exclusive forum provision in the warrant agreement, including increased costs to bring a claim and the potential that the provision will discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 145–146 of the Form S-4 to include the additional risk factor.

“As a result of the Separation, we will lose Ligand’s brand…”, page 88

7.	Comment: We note your disclosure that “Ligand’s elimination of its ownership of our company could potentially cause some of our existing agreements and licenses to be terminated.” Please disclose, to the extent material and known, any existing agreements or licenses that are likely to be terminated in connection with the Separation.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of the Form S-4.

“We will incur significant charges in connection with . . .”, page 88

8.	Comment: Please amend your disclosure to provide in this risk factor an estimate of the significant costs you will incur in connection with the Separation, or tell us why you are unable to do so.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 103–104 of the Form S-4 to include an estimate of the transaction costs to be incurred in connection with the Business Combination. As to other costs, APAC respectfully advises the Staff that the historical combined financial data reflects expense allocations for certain support functions that are provided on a centralized basis within Ligand, such as expenses for executive oversight, treasury, legal, finance, human resources, tax, internal audit, financial reporting, information technology and investor relations. Those costs may be higher or lower than the actual expenses OmniAb will incur in the future as a standalone company. However, since such costs may be based largely on future contractual arrangements established with third parties, Ligand is unable to estimate them at this time.

Securities and Exchange Commission June 10, 2022 Page 5

“Certain of our officers or directors may have actual or potential conflicts of interest because of their equity interests . . . ”, page 89

9.	Comment: We note your disclosure that “certain of [y]our director nominees and all of [y]our officers have holdings of Ligand Common Stock or equity awards that may have a material monetary value based on the trading price of Ligand Common Stock . . .. .” Please revise your disclosure to explain why such holdings “may be material,” or alternatively state that their holdings “are” material. Also, in addition to your description of the number of these securities, please disclose the estimated monetary value of these holdings.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 105–106 of the Form S-4 to clarify that the holdings of OmniAb’s director nominees and executive officers are material and to provide the estimated monetary value of such holdings based on the last reported sales price of Ligand’s common stock on the Nasdaq Global Market on May 31, 2022.

“APAC and OmniAb will incur significant transaction and transition costs . . .”, page 109

10.	Comment: Please quantify the “significant transaction and transition costs” to both parties, if estimable.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 128 of the Form S-4 to include an estimate of the transaction costs expected to be incurred in connection with the Business Combination. As to other costs, APAC respectfully refers the Staff to our response to Comment 8 above.

“We may redeem your unexpired warrants prior to their exercise . . .”, page 118

11.	Comment: Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 137–138 of the Form S-4 to note that APAC’s Class A Ordinary Shares have never traded above $18.00 per share, and disclosing that APAC has no obligation to notify holders of the warrants that they have become eligible for redemption, but that in the event APAC decides to redeem the warrants, APAC is required to mail notice of such redemptions 30 days prior to the redemption date.

“Future sales of shares of the combined company’s common stock . . . “, page 123

12.	Comment: We note your disclosure that “New Holders” (as defined in the A&R Registration Rights Agreement) will be subject to a three-month lock-up period. To provide shareholders with additional context, please revise to identify that such new holders are the “directors and officers of Ligand and OmniAb” that you discuss on page 166.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 143, 188, and 371 of the Form S-4.

Diagram of Transactions Structure and Transaction Steps, page 135

13.	Comment: Please tell us why the diagram indicates that there are overlapping shareholders currently between APAC and Ligand.

Response: APAC respectfully acknowledges the Staff’s comment and informs the Staff that it is not aware of any overlapping shareholders currently between APAC and Ligand, and has accordingly revised the disclosure on pages 157–158 of the Form S-4 to omit the overlap between the shareholders of the two entities.

Securities and Exchange Commission June 10, 2022 Page 6

Representations and Warranties, page 140

14.	Comment: We note that your current disclosure discusses the representations and warranties of the parties generally. Please revise your disclosure to provide additional detail describing the specific, material representations and warranties of the parties.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 164–167 of the Form S-4 to more specifically describe the material representations and warranties of the parties.

Shared Contracts, page 157

15.	Comment: You disclose that certain shared contracts are to be assigned or amended to facilitate the Separation of the OmniAb Business from Ligand. Please identify these contracts, if material, and briefly describe their terms.

Response: APAC respectfully acknowledges the Staff’s comment and informs the Staff that the shared contracts relate to such things as copiers, telephony services, IT services and hardware and various software programs. None of these contracts are material, therefore, APAC believes it is not necessary to describe their terms.

Background of the Business Combination, page 162

16.	Comment: We note your disclosure throughout this section referencing discussions, negotiations, and certain general topics discussed at meetings between the parties and their representatives. Please amend your disclosure, where appropriate, to describe in more detail the topics discussed and the negotiations between the parties, including the relevant positions of each party. For example, please discuss the negotiations related to transaction fees, the terms of the Tax Matters Agreement and other material agreements, the negotiations and reasons underlying changes in amounts and terms of the backstop, changes in the proposed valuation of OmniAb, changes in the proposed exchange ratio, and termination fees.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 188–199 of the Form S-4 to include more detail.

17.	Comment: We note your disclosure regarding APAC’s contact with “seventeen (17) potential combination targets” and execution of non-disclosure agreements with “six (6) such potential combination targets.” Please include a more detailed discussion regarding any material meetings, discussions or negotiations that APAC had with these potential targets, including the “four (4) potential combination targets” of which APAC “engaged in detailed discussions” as well as the “one (1) such party” with whom “APAC entered into a non-binding letter of intent.” Please ensure that your disclosure addresses the general industry of such targets, and please explain the reason why you did not pursue such business combinations with the four other potential candidates despite your efforts.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 189–190 of the Form S-4.

18.	Comment: We note your disclosure that Ligand publicly announced “on November 9, 2021 that it was pursuing plans to split into two separate publicly-traded companies, with one featuring the OmniAb Business.” Please provide a more robust discussion of Ligand’s initial plan to pursue “an IPO and eventual distribution of OmniAb shares to Ligand shareholders” as noted in Ligand’s press release on November 9, 2022, and how Ligand’s decision evolved, including its exploration of other alternatives that led to their entry into the merger agreement with APAC. In this regard, we also note your press release dated February 17, 2022, which noted that “Ligand now expects to pursue separation of OmniAb through a direct spin-off of 100% of OmniAb equity to shareholders with Ligand capitalizing the OmniAb business directly with $70 million.”

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 190 of the Form S-4 to include a discussion of the evolution of Ligand’s decisions to pursue (i) an IPO followed by a distribution of shares to Ligand stockholders, (ii) a direct distribution of shares to Ligand stockholders and finally (iii) a distribution of shares to Ligand stockholders followed by a merger with APAC’s subsidiary via a Reverse Morris Trust transaction.

Securities and Exchange Commission June 10, 2022 Page 7

19.	Comment: Please discuss how the parties chose a reverse Morris Trust structure with a spin-off pro rata distribution, and whether other transaction structures were considered (such as a split-off comprising an exchange offer by Ligand to its stockholders). Please also discuss if the parties considered additional financing arrangements as part of the transaction structure that would raise capital for Ligand (such as a bridge loan), in addition or as opposed to the capital to be received by OmniAb from APAC. In connection therewith, further discuss Ligand’s decision to contribute capital to OmniAb, including how the $15 million amount evolved from the $70 million capitalization noted in your February 2022 press release.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 190 of the Form S-4 to include a discussion of the evolution of Ligand’s decisions concerning various structures, as noted in response to Comment 18 above, including why it did not consider additional financing arrangements and how the amount of Ligand’s contribution evolved.

20.	Comment: Please quantify the aggregate fees payable to Credit Suisse upon completion of a business combination. We note your disclosure that “Credit Suisse acted in the capacity of the Book-Running Manager for APAC’s initial public offering,” and according to APAC’s IPO prospectus, part of Credit Suisse’s IPO underwriting fee was deferred and conditioned on completion of a business combination. We also note that “Credit Suisse was acting in the capacity of Ligand’s financial advisor in connection with its separation transaction,” as well as your disclosure throughout this section indicating that Credit Suisse is acting as a representative of Ligand. In revising your disclosure, please also discuss any additional fees paid or due to Credit Suisse in connection with but not conditioned on completion of the business combination.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 212 of the Form S-4 to describe the fees payable to Credit Suisse upon completion of the Business Combination and the additional fees payable to Credit Suisse in connection with but not conditioned on completion of the Business Combination.

21.	Comment: Please provide a more robust discussion of the roles that the advisors played in the transaction negotiations and valuation discussions. In particular, please provide greater detail about the role that Credit Suisse played in the financial due diligence and valuation of OmniAb, including Credit Suisse’s role as underwriter in OmniAb’s initially proposed IPO and any valuations or due diligence in connection therewith. In revising your disclosure, address who is serving as financial advisor to APAC’s board, as we note your disclosure on page 170 that the APAC board “consulted with APAC’s management and legal and financial advisors” in evaluating the business combination, as well as your disclosure on page 113 that APAC’s board received information from APAC’s “advisors, in valuing OmniAb.” Further discuss whether there are any conflicts of interest in relation to Credit Suisse’s engagement, given their advisory roles to both APAC and Ligand. Last, please tell us whether the advisors delivered any reports to the APAC or Ligand boards or potential third-party investors that were materially related to the transaction and whether these would fall within the purview of Item 4(b) of Form S-4 (including the investor presentation filed as an exhibit to the Form 8-K that APAC filed on March 23, 2022, as well as the comparable companies analysis and illustrative discounted cash flow analysis discussed on page 169). If so, please revise your disclosure to state as much and provide the information required by Item 4(b) of Form S-4.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 189 of the Form S-4 to clarify that APAC did not hire a financial advisor and did not engage the services of Credit Suisse in connection with its efforts to consummate its initial business combination. None of the advisors delivered a report to the APAC board or potential third-party investors that would fall within the purview of Item 4(b) of Form S-4. APAC management and representatives of the Sponsor prepared the comparable companies analysis and illustrative discounted cash flow analysis included in the Form S-4.

Securities and Exchange Commission June 10, 2022 Page 8

22.	Comment: Please amend your disclosure to clarify the basis for the parties’ $850,000,000 total pre-money equity valuation of OmniAb. Also, provide a more robust discussion of the negotiations leading up to the agreed-upon total pre-money equity valuation of OmniAb of $850,000,000, including the discussion of “OmniAb’s business model and financial projections,” the initial $820,000,000 valuation and which party proposed such value, and any additional material details that led the parties to agree upon the valuation. Please also discuss the extent to which the parties considered the historical trading prices of Ligand’s common stock, any exchange ratio or valuation adjustments between signing and the expected closing, as well as any additional market risks considered by either APAC or Ligand’s board. In this regard, we note your disclosure on page 14 highlighting the risk that “the price of APAC’s or Ligand’s securities may be volatile due to a variety of factors,” as well as your disclosure on page 112 stating that “the calculation of the number of shares of New OmniAb to be issued to OmniAb stockholders in the transactions will not be adjusted if there is a change in the value of OmniAb before the Business Combination is completed.”

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 191–192 of the Form S-4 in response to the Staff’s comment.

23.	Comment: In addition to the valuation, please provide a more robust discussion of the material terms of the transaction agreements and their related rationale, including the sponsor’s agreement to backstop redemptions in an amount up to $100 million, the sponsor’s $15 million investment through a forward purchase agreement, the vesting requirement of the founder shares, and the earnout shares to be issued to OmniAb’s stockholders. Additionally:

•	In connection with the negotiations of the sponsor’s amended and restated forward purchase agreement, please disclose any discussions about the need to obtain additional financing for the combined company, such as through a PIPE transaction with a third-party. As applicable, also discuss the sponsor’s interest in any such financing, as we understand that the sponsor would receive additional securities pursuant anti-dilution adjustment based on any additional financing.

•	Please also discuss the negotiations leading up to the forward purchase agreement’s amendment, as we note your disclosure on page 107 that the sponsor originally agreed to invest $100 million concurrently with the closing of APAC’s initial business combination through a forward purchase agreement, as opposed to the reduced amount of $15 million.

•	In connection with the negotiation of the tax matters relating to the merger, please discuss the parties’ differing considerations in negotiating the tax savings adjustment provision as well as the tax opinions as a closing condition.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 191–199 of the Form S-4 to add the requested disclosures. APAC respectfully informs the Staff that the parties did not negotiate over whether a “will” level tax opinion would be required as a closing condition.

24.	Comment: Please tell us whether the parties engaged in any discussions about continuing employment or involvement for any persons affiliated with APAC as opposed to Ligand. In this regard, it appears that the majority of the post-business combination board will be composed of individuals related to Ligand, but your disclosure on page 108 also indicates that one APAC-related individual will serve as a director.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 191 of the Form S-4 to indicate the agreement with respect to the APAC designation right in respect of one initial board member of New OmniAb. APAC respectfully informs the Staff that the parties never held any discussions regarding continuing employment or directorships for any additional APAC-related individuals.

Securities and Exchange Commission June 10, 2022 Page 9

25.	Comment: We note your disclosure on page 175 that APAC “may have had conflicts of interest in determining to which entity a particular business opportunity should be presented” and that “[t]hese conflicts may not be resolved in APAC’s favor and such potential business opportunities may be presented to other entities prior to their presentation to APAC.” We also note that APAC’s current charter waives the corporate opportunities doctrine. Please discuss such conflicts of interests here and whether it impacted APAC’s search for an acquisition target. In particular, address whether the sponsor or other entities affiliated with APAC considered other entities to be the potential acquirer of OmniAb and how the final decision was reached.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 209 of the Form S-4 in response to this comment.

26.	Comment: Please discuss Malk Sustainability Partners’ role as ESG adviser in greater detail, including any material ESG considerations of APAC in evaluating Ligand. In connection therewith, tell us what consideration Ligand gave to providing a discussion of the same type of ESG disclosure as provided in its 2020 Corporate Social Responsibility Report. Disclose any fees paid to Malk Sustainability Partners for its role as ESG adviser.

Response: APAC respectfully acknowledges the Staff’s comment and further advises the Staff that it has revised the disclosure on page 194 of the Form S-4 to describe the corporate sustainability program and general approach to ESG that New OmniAb expects to adopt as a standalone public company. While New OmniAb will initially adopt similar policies as Ligand’s existing policies, as a newly standalone company it will over time develop its own ESG initiatives and strategies tailored to the scale and scope of the OmniAb Business. Consequently, Ligand’s 2020 Corporate Social Responsibility Report is not necessarily reflective of New OmniAb and the ESG policies and programs it will implement as it develops as a standalone public company. However, to the extent similar disclosure is material to investors, it has already been included in the Form S-4. For example, the Form S-4 includes comparable disclosure regarding employees, facilities, New OmniAb’s anticipated board composition and board diversity, the New OmniAb Board’s oversight of human capital management, and New OmniAb’s code of business conduct and ethics on page 357.

Projected Financial Information, page 167

27.	Comment: Please disclose how and why the timeframe leading out to the 2045 projected financial information was selected, and provide a more robust discussion of the “numerous estimates and assumptions” reflected in the projections. In light of OmniAb’s lack of operating history as a standalone company, discuss the factors or contingencies that would affect such growth from ultimately materializing and the risk that such high and sustained future growth may be unrealistic and may have resulted in inflated valuation conclusions. In revising your discussion of your assumptions, also discuss how the models used for the FCF projections compare to the model used for the revenue and EBITDA projections. Last, include comparable data for the illustrative enterprise values discussed on page 169 that were “provided to the APAC Board,” and explain why they were “not a material consideration” compared to total revenue, EBITDA and free cash flow projections.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 200–201 of the Form S-4 to describe the assumptions underlying the projections and their limitations. With respect to OmniAb’s lack of standalone operating history, APAC further advises the Staff that, while OmniAb lacks operating history as a standalone public company, its underlying operations have been in existence since 2008 either as a standalone private company or, since 2016, as a subsidiary of Ligand. This operating history provides some of the basis for the projections. Additionally, APAC has revised the disclosure on pages 202–203 of the Form S-4 to clarify that because the projections upon which the DCF analysis was based cover multiple years, and are necessarily more speculative and unreliable with each successive year, the APAC Board deemed valuations of comparable companies on the basis of publicly available information to be a more informative way to assess value.

Securities and Exchange Commission June 10, 2022 Page 10

Certain Financial Analysis, page 169

28.	Comment: Please include a more robust discussion of the assumptions and limitations of your comparable company analysis. In particular, please revise your chart heading to highlight that the total enterprise value is estimated for calendar year 2022, and clarify the extent and type of “publicly available information and information from certain data sources” that management used in preparing such analyses, if these comprised of sources other than the sell-side consensus (as per FactSet) estimates.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 201–202 of the Form S-4 in response to this comment.

29.	Comment: We note your disclosure that OmniAb’s pro forma enterprise valuation is $884,000,000. Please explain how you calculated such valuation, including your assumptions, and discuss how you considered this valuation in arriving at the pre-money equity value of OmniAb for purposes of determining the merger consideration.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 201–202 of the Form S-4 in response to this comment.

The APAC Board’s Reasons for the Approval of the Business Combination, page 170

30.	Comment: Expand your discussion of how the APAC board considered the potentially negative factors, including the specific limitations on the combined company’s activities that will be required to preserve the tax-free treatment of the transactions. Include such discussion in your question and answer on page 21 entitled “Q: Why is APAC proposing the Business Combination?”

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 205–206 of the Form S-4 to provide for additional negative factors that the APAC Board considered concerning the Business Combination, including with respect to projected future royalty revenues, the Separation, historical losses, and, as requested by the Staff, the specific limitations on New OmniAb’s activities for the two-year period following the closing of the Business Combination.

31.	Comment: We note your disclosure that the “APAC Board determined not to obtain a third-party valuation or fairness opinion” and that their “evaluation and determination regarding the Business Combination was necessarily based on the information available and the factors presented to and considered by it at the time.” Please revise your disclosure to address whether the APAC board received or will receive access to and/or has considered or will consider any valuation-related information in connection with the OmniAb’s initially proposed IPO.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 203 of the Form S-4 to provide that the APAC Board did not consider, or request access to, any additional valuation-related materials that had been prepared in connection with OmniAb’s initially contemplated IPO.

Securities and Exchange Commission June 10, 2022 Page 11

32.	Comment: We note your disclosure that the board considered “OmniAb Business’s historical financial results” as a supporting factor. In connection therewith, please discuss how the APAC board considered OmniAb’s incurred losses for the last three years, which we note you discuss on page 70.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on page 204 of the Form S-4 to clarify that the APAC Board’s consideration of the OmniAb Business’s recent performance, current prospects for growth and current balance sheet items, were all in light of OmniAb’s incurred losses for the last three years.

Interests of APAC’s Directors and Executive Officers in the Business Combination, page 173

33.	Comment: Please revise your disclosure here and elsewhere in your filing, as applicable, to:

•	Quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the value of all securities held, the out-of-pocket unpaid reimbursable expenses, any fees due (including those related to the administrative services agreement discussed on page 312), and any loans that have since been extended (including the Promissory Note). Provide similar disclosure for the company’s officers and directors, if material.

•	Quantify the approximate dollar value of the sponsor’s ownership interest in OmniAb assuming the completion of the business combination and based on the transaction value of the business combination as compared to the price paid by sponsor for its ownership interest in APAC.

•	Describe the nature of the accrued fees under the administrative services agreement between the sponsor and APAC.

•	Discuss the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate, as you disclose on page 107.

Securities and Exchange Commission June 10, 2022 Page 12

•	Disclose that the sponsor and its affiliates can earn a positive rate of return on their investment, even if other APAC public shareholders experience a negative rate of return in the post-business combination company, as you disclose on page 107.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 207 and 208 of the Form S-4 in response to this comment.

34.	Comment: We note your disclosure that “given that such shares of New OmniAb Common Stock will be subject to certain restrictions, including those described above, APAC believes that such shares have less value.” Please clarify why you believe these restrictions will result in a lower value for these shares, tell us if such difference in share value is material, and if so quantify such difference, or alternatively remove such disclosure.

Response: APAC respectfully acknowledges the Staff’s comment and has removed the referenced disclosure from pages 57 and 207 of the Form S-4.

Material U.S. Federal Income Tax Consequences, page 203

35.	Comment: Please confirm that you will revise your disclosure to state that the discussion of the tax consequences to Ligand stockholders under the heading “Treatment of the Distribution” and “Treatment of the Merger” constitute the opinion of Latham & Watkins LLP, and that you will file an Exhibit 8 tax opinion of Latham & Watkins LLP. In this regard, we note your disclosure that Latham & Watkins LLP is acting as tax counsel to Ligand and will be providing certain related tax opinions as a closing condition. Additionally, we note that it appears that Weil, Gotshal & Manges LLP is providing an Exhibit 8 tax opinion solely regarding the consequences of the domestication according to your disclosure on page 204. Please amend your disclosure to discuss the tax consequences of the merger to APAC shareholders and disclose that such discussion constitutes the opinion of Weil, Gotshal & Manges LLP, as we note your disclosure that they are providing an opinion as tax counsel to APAC “that the Merger will be treated as a reorganization under Section 368(a) of the Code.” It appears that such consequences are material to APAC shareholders, given your disclosure on page 90 that “APAC and OmniAb could be required to indemnify Ligand for taxes that could be material pursuant to indemnification obligations under the Tax Matters Agreement.” Last, revise the “Legal Matters” section accordingly and summarize the material tax consequences in appropriate places throughout the proxy statement/prospectus/information statement. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin 19.

Response: APAC respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 21, 254, 257, and 391 of the Form S-4. APAC further advises the Staff that Latham & Watkins LLP (“L&W”) will file a long-form Exhibit 8 tax opinion with respect to the tax consequences Ligand stockholders of the Distribution and of the Merger. Under Item 601(b)(8) of Regulation S-K, tax opinions may be filed in either long-form or short-form, with the short-form requiring that the disclosure in the tax consequences section be identified as the opinion of the named counsel. Because L&W intends to file a long-form tax opinion in a subsequent amendment to the Form S-4, APAC does not believe it is necessary to revise the discussion of the tax consequences to Ligand stockholders to identify it as the opinion of L&W.

Securities and Exchange Commission June 10, 2022 Page 13

APAC further advises the Staff that Weil, Gotshal & Manges LLP (“Weil”) will provide an Exhibit 8 tax opinion in a subsequent amendment to the Form S-4 with respect to (i) the tax consequences of the Domestication and (ii) the tax consequences of the Merger to Ligand stockholders. However, APAC does not believe that an Exhibit 8 tax opinion regarding the Merger’s tax consequences to APAC Shareholders should be required, because APAC Shareholders do not participate in, and therefore do not have any U.S. tax consequences as a result of, the Merger. Additionally, while preserving the tax-free status of both the Distribution and the Merger is important to APAC and OmniAb because of potential indemnification obligations that may arise, those potential indemnification obligations, if any, would not represent tax consequences to APAC Shareholders, but rather economic risks allocated by contract among the parties, and which are disclosed elsewhere throughout the proxy statement/prospectus/information statement.

Information about the OmniAb Business, page 237

36.	Comment: We note your disclosure on page 170 that you “recently filed for FDA approval” and that the APAC board considered this as a factor in assessing OmniAb’s “strong commercial momentum.” Please discuss such product and approval process in this section, as the board’s consideration of this development indicates that the FDA application is material.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on page 204 of the Form S-4 in response to this comment.

Beneficial Ownership of Securities, page 309

37.	Comment: Please disclose in footnotes 4, 5 and 7 the natural persons with investment and/or voting control over Beryl Capital Management LLC, Polar Asset Management Partners Inc. and HGC Investment Management Inc.

Response: APAC respectfully acknowledges the Staff’s comment and advises the Staff that none of the referenced entities are affiliated with APAC, and APAC is therefore not able to determine which natural persons exercise investment and/or voting control over such entities at this time with any certainty.

General

38.	Comment: Please provide sections discussing (i) Ligand’s board of directors’ reasons for the separation, distribution and merger, as well as the recommendations of the board of directors, and (ii) the interests of Ligand’s directors and officers in the merger (as compared to your discussion of OmniAb on page 53). Additionally, please include Ligand’s historical market price data, or tell us why such information is not material.

Response: APAC respectfully acknowledges the Staff’s comments and has revised the disclosure on pages 46–47, 62, 68–69, and 211–212, of the Form S-4 to describe the Ligand Board’s reasons for the Business Combination, the interests of Ligand’s directors and executive officers in the Business Combination and Ligand’s historical market price data.

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767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8891 or by e-mail at jackie.cohen@weil.com.

Sincerely yours,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen

cc:	Benjamin Silbert
General Counsel
Avista Public Acquisition Corp. II

Raymond Gietz, Weil, Gotshal & Manges LLP
Matthew Bush, Latham & Watkins, LLP
Matthew Korenberg, Ligand Pharmaceuticals Incorporated